EXHIBIT 99.1

Press Release

Traffix, Inc. Reports First Quarter 2007 Results
Board Declares Dividend of $0.08 Per Share

Pearl River, NY - April 16, 2007.  Traffix, Inc. (NASDAQ:TRFX), a premier interactive media company, today reported results for the first quarter ended February 28, 2007.

Net revenue for the quarter was $18 million, representing an increase of $1.0 million, or 6%, when compared to net revenue of $17.0 million for the first quarter of fiscal 2006.  Income from operations for the quarter was $1.0 million, representing an increase of $0.3 million, or 45%, when compared to income from operations of $0.7 million for the first quarter of fiscal 2006.  Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the quarter was $1.6 million, representing an increase of $171,000, or 12%, when compared to EBITDA of $1.43 million for the first quarter of fiscal 2006.  Net income for the quarter was $678,000, representing an increase of $255,000, or 60%, when compared to net income of $423,000 in the first quarter of fiscal 2006. Diluted earnings per share for the quarter was $0.05, representing an increase of $0.02 per share, or 56%, when compared to diluted earnings per share of $0.03 for the first quarter of fiscal 2006.

On a sequential basis, net revenue for the quarter was $18 million, representing an increase of $0.8 million, or 5%, when compared to net revenue of $17.2 million for the fourth quarter of fiscal 2006.  Income from operations for the quarter was $1.0 million, representing a sequential increase of approximately $1.4 million, when compared to a loss from operations of $368,000 for the fourth quarter of fiscal 2006.  EBITDA for the quarter was $1.6 million, representing a sequential increase of $1.5 million, when compared to EBITDA of $76,000 for the fourth quarter of fiscal 2006.  Diluted earnings per share for the quarter was $0.05, representing a sequential increase of $0.05 per share, when compared to diluted earnings per share of $0.00 for the fourth quarter of fiscal 2006.

Commenting on the results for the quarter, Mr. Jeffrey L. Schwartz, Chairman and Chief Executive Officer of Traffix, stated, “We continued our focus on growing the business, and are proud to report a return to profitability after a tough fourth quarter in fiscal 2006.  We were able to grow our top line revenue by 6%, on a comparable basis, and by 5%, on a sequential basis, while improving income from operations, net income and diluted earnings per share, on both a comparable and sequential basis.”

Mr. Schwartz continued, “We believe the balance of fiscal 2007 will continue to be profitable, with our financial position remaining strong, and liquid, as we continue to seek out strategic opportunities that will fuel our future growth.”

The Company reported that the Board of Directors declared a dividend of $0.08 per share on April 13, 2007, to shareholders of record as of May 1, 2007, payable on or about May 10, 2007.

Traffix will be hosting an earnings conference call at 10:00 a.m. EST today, April 16, 2007. To participate on the call, please dial 1-888-694-4676 (Domestic) or 1-973-582-2737 (International).

About Traffix, Inc:

Traffix, Inc is a premier interactive media company that develops its own content and builds communities tailored to consumers' specific interests and lifestyles. Its full solution marketing services group delivers media, analytics and results to third parties through its four business groups:

•
Traffix, Inc. (http://www.traffixinc.com) offers marketers brand and performance based distribution solutions though the Traffix network of entertaining web destinations, via its proprietary ad-serving optimization technology.

•	SendTraffic (http://www.sendtraffic.com) is a performance focused, search engine marketing firm focused on building online presence, optimizing marketing expenditures and retaining customers.

•
Hot Rocket Marketing (http://www.hotrocketinc.com) is an online direct-response media firm servicing advertisers, publishers and agencies by leveraging vast online inventory across sites, networks, search engines and email to drive users to client web properties, generating qualified leads, registrations and sales.

•
mxFocus (http://www.mxfocus.com) develops and distributes content and services for mobile phones and devices and provides interactive mobile media solutions for advertisers, marketers and content providers.

For more information about Traffix, Inc., visit the website at www.traffixinc.com.

This release contains certain forward-looking statements and information relating to Traffix that are based on the beliefs of Traffix's management, as well as assumptions made by and information currently available to the Company. Such statements reflect the current views of the Company with respect to future events including estimates and projections about Traffix's business based on certain assumptions of Traffix's management, including those described in this Release. These statements are not guarantees of future performance and involve risk and uncertainties that are difficult to predict, including changes in demand for the Company's services and products, changes in technology and the regulatory environment affecting the Company's business, and difficulties encountered in the integration of acquired businesses. Should one or more of these underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.

You may register to receive Traffix's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

TRAFFIX, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	February 28,	November 30,
	2007	2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,456,221	$8,972,197
Marketable securities	21,502,693	21,433,775
Accounts receivable, trade, net of allowance for doubtful accounts
of $1,182,043 at February 28, 2007 and $1,079,661 at November 30, 2006	8,844,857	8,975,402
Deferred income taxes	532,881	451,909
Prepaid expenses and other current assets	1,154,320	957,674
Total current assets	41,490,972	40,790,957

Property and equipment, net	1,782,308	1,965,183
Goodwill	9,849,020	7,913,007
Other intangibles, net	3,155,939	1,210,257
Deferred income taxes	805,227	846,223

Total assets	$57,083,466	$52,725,627
Liabilities and shareholders' equity

Current liabilities:
Accounts payable	$4,937,111	$4,692,374
Accrued expenses	8,580,823	3,831,223
Due to related parties	-	90,000
Income taxes payable	415,850	470,000

Total liabilities	13,933,784	9,083,597
Minority interest	-	313,637

Commitments and contingencies
Shareholders' equity

Preferred stock - $.001 par value; 1,000,000 shares authorized;
none issued and outstanding	-	-
Common stock - $.001 par value; authorized 50,000,000 shares; issued
and outstanding 14,415,837 shares and 14,365,671 shares, respectively	14,415	14,365
Additional paid-in capital	42,162,072	42,286,760
Retained earnings	-	-
Accumulated other comprehensive income	973,195	1,027,268

Total shareholders' equity	43,149,682	43,328,393
Total liabilities and shareholders' equity	$57,083,466	$52,725,627

TRAFFIX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended
	February 28,	February 28,
	2007	2006
Net revenue	$18,034,231	$17,022,812
Cost of revenue	11,895,489	10,953,610
Gross profit	6,138,742	6,069,202

Selling expenses	1,081,969	1,383,870
General and administrative expenses	3,989,612	3,909,921
Bad debt expense	63,421	84,286
Income from operations	1,003,740	691,125

Other income (expense):

Interest income and dividends	280,226	241,992
Realized gains (losses) on marketable securities	19,106	(18,352)
Other non-operating income	8,147	4,117
Minority interest in income of
consolidated subsidiary	(48,000)	(200,095)

Income before provision for income taxes	1,263,219	718,787

Provision for income taxes	584,996	296,069

Net income	$678,223	$422,718

Basic earnings per share:
Net income	$0.05	$0.03
Weighted average shares outstanding	14,398,363	14,259,543

Diluted earnings per share:
Net income	$0.05	$0.03
Weighted average shares outstanding	14,895,858	14,460,056
Cash dividend declared per common share	$0.08	$0.08

	February 28,	November 30,
	2007	2006

	(Unaudited)
Working Capital	$27,557,188	$31,707,360
Current Ratio	$2.98	$4.49
Combined Cash and Marketable Securities	$30,958,914	$30,405,972
Common Stock Issuable and Outstanding	14,930,037	14,365,671
Tangible Book Value Per Share	$2.02	$2.38
Combined Cash and Marketable Securities per share	$2.07	$2.12

	Three months ended

	February 28,	February 28,
	2007	2006

EBITDA:
Income from Operations	$1,003,740	$691,125
Add:
Depreciation and amortization	513,077	576,556
Stock-based compensation	94,031	172,240

EBITDA	$1,610,848	$1,439,921

CONTACT: Traffix, Inc.
John Um, VP and General Counsel, 845-620-1212 ext. 289
JohnU@traffixinc.com
or
KCSA
Todd Fromer / Beth More, 212-682-6300 ext. 215 / 224
tfromer@kcsa.com / bmore@kcsa.com

SOURCE: Traffix, Inc. Traffix, Inc.